UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-41884

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

Purchase Agreement

On July 1, 2024, SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company,” “we,” “us,” or “our”) entered into a purchase agreement (the “Purchase Agreement”) with Ionic Ventures, LLC (“Ionic Ventures”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Ionic Ventures to purchase up to an aggregate of US$25,000,000 of ordinary shares of the Company, par value $0.01 per share (the “Ordinary Shares”) over the 36-month term of the Purchase Agreement (the “Purchase Shares”).

Our right to commence sales and Ionic Ventures’ obligation to purchase the Purchase Shares pursuant to the Purchase Agreement is subject to the satisfaction of certain commencement conditions, including, without limitation, the effectiveness of the registration statement registering the Purchase Shares for resale, that all securities to be issued to Ionic Ventures under the Purchase Agreement and registration rights agreement, dated as of July 1, 2024, by and between the Company and Ionic Ventures (the “Registration Rights Agreement”) have been approved for listing on the Nasdaq Global Market, and that the representations and warranties of both the Company and Ionic Ventures are true and correct in all material respects as of the commencement date.

After the satisfaction of the commencement conditions, we will have the right to present Ionic Ventures with a regular purchase notice (“Regular Purchase Notice”) directing Ionic Ventures to purchase any amount no less than US$250,000 and no greater than US$1,000,000 of our Ordinary Shares per trading day, at a per share price equal to 97% (or 80% if the Ordinary Shares are not then trading on the Nasdaq Global Market) of the lowest volume weighted average price (“VWAP”) over a specified measurement period, as described further in the Purchase Agreement. If an Event of Default (as defined in the Purchase Agreement) occurs between the date on which a Regular Purchase Notice is delivered to Ionic Ventures and such specified measurement period, such price per share will be adjusted to 85% (or 90% in the event the Ordinary Shares are not then trading on the Nasdaq Global Market) for so long as such Event of Default remains uncured.

We are also eligible to present Ionic Ventures with an exemption purchase notice (“Exemption Purchase Notice”) directing Ionic Ventures to purchase on the date of the execution of the Purchase Agreement up to an aggregate amount of US$1,000,000, at a per share price equal to 90% (or 80% if our Ordinary Shares are not then trading on the Nasdaq Global Market) of the lowest VWAP over a specified measurement period, as described further in the Purchase Agreement. Upon delivery of an Exemption Purchase Notice to Ionic Ventures, we are also required to deliver an additional 10% of the Purchase Shares no later than two (2) Trading Days after the Exemption Purchase Measurement Period (as defined in the Purchase Agreement) to Ionic Ventures. The Purchase Agreement prohibits the Company from entering into any Variable Rate Transactions until the Maturity Date other than Exempt Issuances (in each case, as defined in the Purchase Agreement). The Company presented an initial Exemption Purchase Notice for $1,000,000 to Ionic Ventures on July 1, 2024.

The number of Purchase Shares that we can issue to Ionic Ventures from time to time under the Purchase Agreement is subject to a beneficial ownership limitation contained therein, whereby the number of Purchase Shares issued cannot result in Ionic Ventures owning more than 4.99% of the then issued and outstanding Ordinary Shares (the “Beneficial Ownership Limitation”).

In addition, Ionic Ventures will not be required to purchase any Purchase Shares pursuant to a Purchase Notice on any trading day on which the closing trade price of our Ordinary Shares on the Nasdaq Global Market is below US$0.10. We will control the timing and amount of sales of the Purchase Shares to Ionic Ventures. Ionic Ventures has no right to require any sales of Purchase Shares by us, and is obligated to make purchases from us as directed solely by us in accordance with the Purchase Agreement. During any specified measurement period, the Company will not issue, agree to issue, or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents (as defined in the Purchase Agreement). Ionic Ventures will be limited to total monthly sales of Ordinary Shares equal to the greater of: (i) $25,000 per Trading Day each month, and (ii) 17.5% of the total number of Ordinary Shares traded that day, as reported by Bloomberg, LP. The Purchase Agreement provides that we will not be required or permitted to issue, and Ionic Ventures will not be required to purchase, any shares under the Purchase Agreement if such issuance would violate the rules of The Nasdaq Stock Market LLC.

The Purchase Agreement and the Registration Rights Agreement each contain representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties thereto which are customary of transactions of this nature. Additionally, sales to Ionic Ventures under the Purchase Agreement may be limited, to the extent applicable, by U.S. Securities and Exchange Commission (“SEC”) rules.

The Purchase Agreement may be terminated by us if certain conditions to commence have not been satisfied by July 31, 2024. The Purchase Agreement may also be terminated by us at any time after commencement, at our discretion; provided, however, that if we have sold less than US$6,000,000 worth of Purchase Shares to Ionic Ventures (other than as a result of our inability to sell Purchase Shares to Ionic Ventures as a result of the Beneficial Ownership Limitation or our failure to have sufficient Ordinary Shares authorized), we will pay to Ionic Ventures a termination fee of US$300,000, which is payable, at our option, in cash or in Ordinary Shares at a price equal to the closing price of our Ordinary Shares on the Nasdaq Global Market on the trading day immediately preceding the date of receipt of the termination notice. Further, the Purchase Agreement will automatically terminate on the date that we sell, and Ionic Ventures purchases, the full US$25,000,000 of Purchase Shares under the agreement or, if all such Purchase Shares have not been purchased, on the expiration of the 36-month term of the Purchase Agreement.

The Company has currently reserved 50,000,000 Ordinary Shares that will be issuable pursuant to the Purchase Agreement. In the event such reserve is not increased or the total number of the Company’s authorized shares are not increased, the number of Purchase Shares that may be issued will be constrained thereby.

Registration Rights Agreement

Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, pursuant to which we agreed to file one or more registration statements, as necessary, to register under the Securities Act of 1933, as amended, the resale of all Ordinary Shares that may, from time to time, be issued or become issuable to Ionic Ventures under the Purchase Agreement and the Registration Rights Agreement. The Registration Rights Agreement requires that we file, within 30 days after the execution of the Purchase Agreement, such a resale registration statement and that we use commercially reasonable efforts to have such resale registration statement declared effective by the SEC on or before the earlier of the (i) 60th calendar day after signing (or 90th calendar day after signing if such registration statement is subject to full review by the SEC) and (ii) the 2nd business day after we are notified we will not be subject to further SEC review. If we fail to timely file such registration statement, then we will be required to issue to Ionic Ventures 450,000 Ordinary Shares within two trading days after such failure. If we fail to have such registration statement declared effective by the specified deadline, then we will be required to issue to Ionic Ventures 450,000 Ordinary Shares within two trading days after such failure.

Placement Agency Agreement

In connection with the transactions contemplated under the Purchase Agreement, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim”). Pursuant to the terms of the Placement Agency Agreement, the Company must pay Maxim (i) a cash fee equal to 5.0% of the aggregate gross proceeds raised from the sale of Purchase Shares in connection with any Exemption Purchase Notice; and (ii) a cash fee equal to 3.0% of the aggregate gross proceeds raised from the sale of Purchase Shares in connection with any Regular Purchase Notice. The Company must also reimburse Maxim, directly upon the initial closing under the Purchase Agreement for all travel and other documented out-of-pocket expenses incurred by Maxim, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $5,000. The Company owes Maxim a total of $50,000 from the gross proceeds of $1,000,000 due to the Company from the Exemption Purchase Notice dated July 1, 2024. If the Company issues additional Ordinary Shares to Ionic Ventures pursuant to the Purchase Agreement, the Company would be obligated to pay Maxim cash fees of up to $720,000, assuming the remaining $24,000,000 of Purchase Shares are issued pursuant to Regular Purchase Notices.

The Company also agreed to indemnify Maxim and its affiliates, directors, officers, employees and controlling persons against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities pursuant to the Placement Agency Agreement.

The foregoing descriptions of each of the Purchase Agreement, the Registration Rights Agreement, and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety to the full text of such documents, which are filed as Exhibits 10.1, 10.2, and 10.3 hereto, respectively, and are incorporated herein by reference.

Exhibits

Exhibit Number	Description
10.1	Purchase Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC
10.2	Registration Rights Agreement dated July 1, 2024, by and between SRIVARU Holding Limited and Ionic Ventures, LLC
10.3	Placement Agency Agreement dated June 30, 2024, by and between SRIVARU Holding Limited and Maxim Group LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: July 8, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director